ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Law of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 30, 2017
(with comparative figures as at July 1, 2016)
(expressed in U.S. dollars)

ASSETS

	2017	2016
CURRENT		
Cash	$ 511,361	$ 794,374
Due from affiliates (note 4)	815	14,726
Accrued income receivable (note 4)	268,590	-
Government remittances recoverable	17,724	149
	798,490	809,249
OTHER		
Deferred income taxes (note 5)	24,134	32,103
TOTAL ASSETS	$ 822,624	$ 841,352

LIABILITIES

	2017	2016
CURRENT		
Accounts payable and accrued liabilities	$ 69,751	$ 67,460
Due to affiliates (note 4)	67,227	110,348
TOTAL LIABILITIES	136,978	177,808

STOCKHOLDER'S EQUITY

	2017	2016
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL	300,000	300,000
DEFICIT	(352,727)	(374,829)
TOTAL STOCKHOLDER'S EQUITY	685,646	663,544
	$ 822,624	$ 841,352

Approved and authorized for issue by the Company's board of directors on August 22, 2017.

_______________________ DIRECTOR

_______________________ DIRECTOR

See accompanying notes to statement of financial condition.